
11005337


SEC MAIL
RECEIVED
PROCESSING
MAR 11 2011
211
SECTION

City National

CITY NATIONAL CORPORATION
2010 SUMMARY ANNUAL REPORT

Highlights

Dollars in thousands, except per share amounts[1]		2010		2009	Percentage Change
FOR THE YEAR					
Total revenue	$	**1,091,700**	$	916,250	19 %
Net income attributable to City National Corporation		**131,177**		51,339	156
Net income available to common shareholders		**125,475**		25,436	393
Net income per common share, basic		**2.38**		0.50	376
Net income per common share, diluted		**2.36**		0.50	372
Dividends per common share		**0.40**		0.55	(27)
AT YEAR END					
Assets	$	**21,353,118**	$	21,078,757	1%
Securities[2]		**5,976,072**		4,461,060	34
Loans and leases, excluding covered loans[3]		**11,386,628**		12,146,908	(6)
Covered loans[3]		**1,857,522**		1,851,821	0
Deposits		**18,176,862**		17,379,448	5
Common shareholders' equity		**1,959,579**		1,790,275	9
Total equity		**1,984,718**		2,012,764	(1)
Book value per common share		**37.51**		34.74	8
AVERAGE BALANCES					
Assets	$	**21,156,661**	$	17,711,495	19%
Securities[2]		**4,677,306**		3,327,235	41
Loans and leases, excluding covered loans[3]		**11,576,380**		12,296,619	(6)
Covered loans[3]		**1,940,316**		66,470	2,819
Deposits		**17,868,392**		14,351,897	25
Common shareholders' equity		**1,902,846**		1,745,101	9
Total equity		**1,961,109**		2,160,922	(9)
SELECTED RATIOS					
Return on average assets		**0.62%**		0.29%	114%
Return on average common shareholders' equity		**6.59**		1.46	351
Tier 1 leverage ratio		**6.74**		9.48	(29)
Tier 1 risk-based capital ratio		**10.52**		12.20	(14)
Total risk-based capital ratio		**13.28**		15.15	(12)
Period-end common shareholders' equity to period-end assets		**9.18**		8.49	8
Period-end equity to period-end assets		**9.29**		9.55	(3)
Dividend payout ratio, per common share		**16.75**		107.80	(84)
Net interest margin		**3.86**		3.91	(1)
Expense-to-revenue ratio		**62.45**		61.70	1
AT YEAR END					
Assets under management[4]	$	**36,753,673**	$	35,238,753	4%
Assets under management or administration[4]		**58,470,832**		55,119,366	6

[1] Certain prior period balances have been reclassified to conform to current period presentation.

[2] Includes trading securities.

[3] Covered loans represent acquired loans that are covered under a loss-sharing agreement with the FDIC.

[4] Excludes $21.3 billion and $13.4 billion of assets under management for asset managers in which City National held a noncontrolling ownership interest as of December 31, 2010 and December 31, 2009, respectively.


NAL BANK
The way up.

To our shareholders

Russell Goldsmith (right)
President and CEO
City National Corporation
Chairman and CEO
City National Bank

Bram Goldsmith
Chairman
City National Corporation

In our letter to shareholders one year ago, we concluded by saying, "We believe City National is back on *The way up*® and that the best is yet to come." City National's results for 2010 and its outlook for 2011 demonstrate the continuing accuracy of that conclusion.

In 2010, the company more than doubled its 2009 net income, while making substantially greater investments in its people, products, technology and capabilities to enhance its ability to build long-term shareholder value and to succeed competitively.

In 2010, City National's total shareholder return was 36 percent, outpacing the median return for the nation's 50 largest banks, and the company's market capitalization ended the year above $3 billion once again.

One of the keys to City National's success is the continuing execution of its proven and consistent business model and values.

With the improvement in the U.S. economy in 2010, City National's performance gained real momentum as the year progressed:

- The company achieved its 18th consecutive year of profitability, earning $131.2 million – up 156 percent from 2009.
- Average core deposits grew by a very substantial 28 percent from 2009, to $16.8 billion.
- Credit quality improved across the board, enabling an 11 percent reduction in the loan loss allowance to $257 million, while still maintaining a very solid 2.26 percent reserve against total loans, excluding FDIC-covered loans.
- City National acquired two more banks with assistance from the FDIC and successfully completed the integration of three banks.
- Revenue exceeded $1 billion for the first time as the company solidified, expanded and added important client relationships, and created new product and revenue opportunities.
- At year end, City National acquired Datafaction, a leading provider of accounting and imaging software with which we have partnered on products for many years.
- City National continued to grow its private banking capabilities and personnel and build its wealth management business, which now oversees more than $58 billion in client assets.
- As a result of its $300 million senior debt offering and the redemption of its trust preferred securities, the company will achieve annual savings of approximately $10 million in 2011 and beyond.
- In March, City National repaid the U.S. government's TARP investment after paying dividends of $23.9 million and recording an accretion expense of $10.1 million. In April, City National paid the U.S. government $18.5 million to repurchase its outstanding common stock warrant.
- City National maintained its quarterly dividend throughout 2010, and then doubled it for the first quarter of 2011.

At the end of 2010, City National's assets totaled $21.4 billion, making our company the 27th largest American bank and still the largest commercial bank headquartered in Southern California.

Well-Positioned to Grow

What we predicted one year ago about the year ahead is also true for 2011. Today, City National is well-positioned to improve its performance as the economy improves, thanks to its proven business model, a growing base of deposits, branches, clients and capabilities, improving credit quality, the introduction of new products, greater investments in technology, and the quality, hard work and effectiveness of our growing team of 3,200 talented colleagues.

As was demonstrated again in 2010, City National has the resources, talent, focus, culture, values, reputation and skill to compete, succeed, and meet and exceed client expectations. In fact, emerging from the worst economic crisis and recession in 75 years, City National is now larger, better and stronger than ever before, and its reputation and opportunities for future success have been greatly enhanced.

A Proven Business Model

One of the keys to City National's success is the continuing execution of its proven and consistent business model and values. For more than half a century, City National has specialized in serving entrepreneurs, small and mid-size businesses, professionals, affluent households and key local industries in robust urban markets, principally in California. Today, City National combines its tradition of outstanding personal service and strong client relationships with the world-class capabilities of a much larger institution. As one objective demonstration of this, City National recently received 10 client satisfaction awards from Greenwich Associates, which evaluated 750 banks nationwide and granted awards to fewer than 5 percent of them.

An Exceptional Deposit Base

As has been the case for many years, City National's business model delivers an exceptional deposit base, providing the company with considerable liquidity. Average deposit growth of 25 percent in 2010 was driven by the addition of new clients, the company's reassuring strength and stability, the expansion of current relationships, bank acquisitions, the very low interest rate environment and the shift of funds from client money-market accounts. With average core deposits' 28 percent growth pushing City National to a truly remarkable core deposit base of 94 percent, City National has substantial low-cost funding to fund its loan growth as the economy recovers further and loan demand increases.

Earnings and Revenue

Earnings and Revenue *($ in millions)*

City National recorded its 18th consecutive year of profitability, earning $131.2 million. Revenue grew 19 percent from 2009 – exceeding $1 billion for the first time – as the company continued to invest strategically in its capabilities and expand its presence in California, Nevada and New York.



Net Interest Income
Noninterest Income
Net Income
1200
1000
800
600
400
200
0
2006
2007
2008
2009
2010

Earnings Per Diluted Share

Earnings Per Diluted Share *($)*

City National posted earnings per diluted share of $2.36 in 2010. Its core earnings power and capital base remain strong, and the company is well-positioned for the continuing but moderate economic recovery and the opportunities it presents.



$5
$4
$3
$2
$1
$0
2006
2007
2008
2009
2010

Clearly the worst is well behind us. In 2010, credit provisions came down steadily.

Improving Credit Quality

Certainly, lower credit costs were very significant in driving net income growth in 2010. In fact, credit quality has steadily improved since the third quarter of 2009, thanks in part to improvements in the economy, the effective work of our clients and so many of our bankers, attorneys and credit professionals.

Net charge-offs fell 42 percent from 2009 to $130.3 million. Loans on nonaccrual, excluding those covered by FDIC loss-sharing agreements, fell 51 percent. At year end, nonaccrual loans represented 1.68 percent of total loans, excluding covered loans.

The credit trend is City National's friend; clearly the worst is well behind us. In 2010, the credit provision came down steadily, and in the fourth quarter of last year it totaled just $3 million.

City National's loan portfolio is conservatively underwritten and managed. For example, 38 percent of the portfolio, excluding covered loans, consists of high-quality home mortgage loans (almost all jumbos) and home equity lines to private client borrowers, with average loan-to-value ratios of 57 percent and 53 percent at origination, respectively. City National has been making home mortgage and equity loans for well over a decade, and its combined portfolio now stands at $4.3 billion.

In 2010, the company reduced its exposure to commercial real estate and construction. Loans to home builders fell from 2 percent of all loans (excluding covered loans) at the end of 2009 to 1 percent at year-end 2010.

Approximately 40 percent of the commercial real estate mortgage portfolio consists of loans on owner-occupied properties, which have fared well during the recession.

At year end, City National maintained a healthy reserve level of 2.26 percent of total loans (excluding covered loans).

Investing in Our Future

A Growing Network of Banking Offices

During the past two years, City National has dramatically increased its investments in the future of its franchise across the board. Among other things, City National continued to build stronger critical mass and brand recognition in the communities it serves in California, New York and Nevada by expanding its network of banking offices from 64 at the end of 2009 to 78 in the next couple of months.

Last year, the company successfully integrated three FDIC-assisted bank acquisitions, adding 10 new branches and consolidating 12 more. Together, they enabled us to safely and profitably deploy some of City National's considerable liquidity and capital. These three acquisitions were responsible for $2.6 billion of new deposits, and $2.2 billion of new earning assets largely sheltered from risk by the FDIC. They have given City National important new branches, many new clients and some talented new colleagues.

Five of these new branches came from San Diego-based 1st Pacific Bank, adding substantially to City National's three offices in San Diego County and greatly expanding the bank's presence in that sprawling California county.

Las Vegas-based Sun West Bank added two banking offices, raising City National's presence in Nevada to 10 offices.

These two acquisitions followed the acquisition of Imperial Capital Bank in December 2009, which added three offices in California.

All three acquisitions have strengthened the bank's presence in its markets. The success of these challenging acquisitions was made possible by hundreds of talented and hard-working colleagues.

In the first quarter of 2011, City National added two more banking offices, and two additional offices are opening this spring. The company acquired its second branch location in San Jose, America's 10th largest city. It was City National's fourth new San Francisco Bay Area office in two years, bringing to 11 its offices throughout the Bay Area.

The company added its second New York City location in midtown Manhattan, positioning it to better serve both Broadway and its growing client base of lawyers, accountants, business managers, entrepreneurs, investors and other businesses in New York.

And to better serve its clients in its home base of Los Angeles, two new offices are opening in Brentwood and Pacific Palisades.

All in all, City National's branch network will have grown a remarkable 26 percent since the start of 2009, adding deposits, revenue, expense, brand awareness and many opportunities for every division of City National going forward.

Talented Colleagues

City National's investments in its future are especially reflected in the addition of about 300 colleagues in the past three years.

In 2010, the company recruited a number of experienced and skilled private client advisors and bankers to its regional offices in Orange County, San Jose, San Francisco and New York. Of course many colleagues were hired to staff the new branches and to oversee and manage the assets and liabilities that City National

Average Loans

Average Loans[1] *($ in billions)*

Average loans, excluding loans covered by loss-sharing agreements with the FDIC, totaled $11.6 billion in 2010 – a challenging year for loan growth. City National has ample liquidity to fund loans to creditworthy borrowers as the economy gains momentum and business confidence improves.

[1] *Excludes FDIC-covered loans*


Commercial
Construction and Commercial Real Estate
Residential Mortgage
Equity Lines of Credit
Other
12
9
6
3
0
2006
2007
2008
2009
2010

Average Deposits

Average Deposits *($ in billions)*

Deposit balances grew at double-digit rates to $17.9 billion in 2010, thanks in large part to City National's three FDIC-assisted bank acquisitions, the addition of new clients and the shift of funds from client money-market accounts. Average core deposits were up 28 percent from 2009, and they now equal 94 percent of the company's total balances.


Core
Other
20
15
10
5
0
2006
2007
2008
2009
2010

City National's compelling combination of a strong private bank and diverse wealth management capabilities was recognized for the 10th year in a row by *Barron's*.

obtained in its three FDIC-assisted acquisitions. We also recently added an experienced full-time diversity manager to accelerate the diversity of City National's client and colleague base.

In today's world, delivering financial services effectively and competitively is about much more than bricks and mortar, which is why we place such a high priority on our people, products and technology.

Outstanding Technology and New Products

In many ways, City National is a new products company and a technology company. In 2010, we made significant investments in these areas.

As a key part of the value proposition for a growing client base of healthcare professionals, the company recently rolled out its new innovative HealthCare Payment Automation system that combines medical lockbox processing with technology to streamline the management of revenue and insurance claims for these specialized practices.

City National added many new or enhanced products in 2010, including the introduction of a new Visa Signature® Credit Card with robust benefits. This spring, we will introduce the City National Crystal Card with even more perks and benefits.

As a part of the company's growing commitment to innovative technology, City National acquired Datafaction, an accounting software firm that has worked closely with City National for over 20 years, serving the specialized needs of entertainment business managers and professional services firms.

With this acquisition and City National's innovative EASI Link℠ software, the company will be able to accelerate the development of new, state-of-the-art solutions that save time, improve accuracy and profitability, and strengthen data security and payment processing for a growing number of clients even beyond the business management community.

A Substantial Wealth Management Business

With client investment assets under management or administration totaling more than $58 billion and $158 million of fee income in 2010, City National has a substantial wealth management business.

That is 9 percent more than City National generated from this business in 2009, but it is considerably less than what we expect to generate as economic conditions improve, interest rates and investor confidence rise, and City National's wealth management business continues to progress.

City National Wealth Management offers a full range of investment management and advisory solutions through any one or a combination of its broad resources:

1. City National's brand entities: City National Asset Management (CNAM), City National Securities and City National Retirement Services.

2. Convergent Wealth Advisors, with its strong value proposition and focus on ultra-high-net-worth clients primarily in metropolitan Washington, D.C., Los Angeles and New York, as well as institutional clients across the U.S.

3. Lee Munder Capital Group, an experienced and highly regarded institutional money manager based in Boston with $4.9 billion in assets under management.

4. Matthews International, the leading American mutual fund focused solely on Asia's rapid economic growth. In 2003, when we acquired our minority interest in Matthews, the firm managed approximately $600 million in assets. Today, it oversees more than $19 billion.

In addition to these four areas, City National also holds majority interests in four other boutique investment affiliates.

City National's compelling combination of a strong private bank and outstanding and diverse wealth management capabilities was recognized for the 10th year in a row by *Barron's*, which named City National to its list of the nation's top wealth managers and to its list of America's leading private banks. Remarkably, four leaders of Convergent Wealth Advisors were named to *Barron's* list of the Top 100 Independent Financial Advisors in America – the only firm in America with so many advisors in that elite group.

Adding to its talented team in 2011, CNAM recently welcomed Bruce Simon as its new chief investment officer to better enable it to grow to the next level.

Disciplined Capital Management

City National took several important steps to further strengthen its capital base in 2010.

- In March, City National repurchased its remaining $200 million of TARP preferred stock and its warrant from the U.S. Treasury Department.
- In September, City National issued $300 million of senior notes to redeem $250 million of trust preferred securities, significantly reducing its interest expense by approximately $10 million annually.

At year end, the company had $2 billion in total equity and remained well-capitalized with a Tier 1 common equity ratio of 10.3 percent.

Assets Under Management or Administration

Assets Under Management or Administration *($ in billions)*

City National has built a substantial wealth management business for a bank its size. Assets under management or administration reached $58.5 billion, including nearly $37 billion under direct management. For the 10th year in a row, *Barron's* magazine named City National to its list of America's top wealth managers.


Administration
Management
60
50
40
30
20
10
0
2006
2007
2008
2009
2010

Total Corporate Assets

Total Corporate Assets *($ in billions)*

City National ranks as the nation's 27th largest bank, with $21.4 billion in total assets. The company has emerged from the recession larger, financially stronger and better able to serve its growing client base.


25
20
15
10
5
0
2006
2007
2008
2009
2010

City National has emerged from this terrible recession with greater resources and opportunities than ever before.

In light of City National's capital strength, its 2010 net income and its outlook for 2011, in January of this year the board of directors approved a 100 percent increase in City National's quarterly cash dividend to $0.20 per share. This returns the dividend to the company's long-standing target payout ratio of 30 to 35 percent of the prior year's earnings. We believe this strikes a healthy, appropriate and conservative balance of both rewarding shareholders and retaining and building substantial capital.

Looking Forward in 2011

As this is written and absent any significant negative events, the economy in 2011 appears likely to deliver GDP growth somewhere in the neighborhood of 2.5 to 3.5 percent.

While no particularly dramatic improvement is anticipated in any one sector, and housing, construction, commercial real estate and employment will continue to lag the economy, there are many positive trends and some real forward momentum. Recognizing this as well as our continuing commitments to our clients, City National continued throughout 2010 to lend to qualified borrowers with attractive credit terms and to provide other important financial services. As a result, City National saw loan growth with its private clients and its commercial and industrial clients, including entertainment clients, mid-size companies, small businesses and quick-service restaurant franchise operators in the second half of the year.

The Impact of Financial Reform

As every shareholder knows, in 2010 the massive Dodd-Frank legislation became law. While it contains a number of positive reforms, it also contains many uncertainties and flaws (most seriously the Durbin Amendment on debit card interchange fees).

Throughout 2011, the industry and the government will work their way through a period of unprecedented rule-making that will determine to a considerable extent how well the legislation will ultimately work. Although the legislation will add to the cost and complexity of doing business (and already has begun to do so), we believe its ultimate impact on City National will be manageable.

City National is actually positioned much more favorably than many of the biggest banks because we do not have to raise capital, our earnings were not fueled by trading revenue, derivatives, subprime mortgages or mortgage securitizations, and, in fact, the recent rate assessment revisions wisely and appropriately adopted by the FDIC actually will reduce our premiums significantly.

In Appreciation

We are very proud and appreciative of the opportunity to serve as the Chairman and CEO of this great company, and to work with so many outstanding colleagues and clients on behalf of the communities and shareholders of City National.

First, we want to express our appreciation to you – City National's shareholders – for your continuing support and confidence in City National.

Of course, we thank the thousands of clients of City National for their relationships, their business, their trust and their referrals. City National remains committed to serving as their trusted financial partner on *The way up*.®

We are grateful to City National's outstanding board of directors for its continuing guidance, counsel and support. In 2010, we were pleased with the excellent addition of Alison Davis to the board. Based in San Francisco, Alison has extensive experience and expertise in both banking and asset management as an executive, consultant, investor and director.

We also are very grateful to City National's talented, dedicated and hard-working 3,200 colleagues, led by our talented executive committee, who together under challenging circumstances delivered excellent results for our clients, communities and shareholders.

In particular, we thank our company's president, Chris Warmuth, its chief financial officer, Chris Carey, and its chief credit officer, Brian Fitzmaurice, for their outstanding leadership and effectiveness through these past two years.

In addition to their remarkable professional accomplishments, many of our City National colleagues and clients again made significant contributions to the communities that City National serves. City National is proud to support them in their efforts. One example is City National's award-winning *Reading is The way up*® literacy program, which has donated more than 80,000 books to public school libraries in California, Nevada and New York, and has awarded more than $400,000 in teacher grants to enhance literacy. If children don't learn to read and develop a thirst for knowledge, their education, their careers and their lives will be terribly diminished, as will the economies of our communities.

All children deserve a good education, especially the children of our City National colleagues. So last year, we introduced the City National Scholars program, which provides college scholarship funds to a number of top-performing high school students whose parents work here.

Conclusion

In 2010, City National performed very well in a very constrained economic environment. The company achieved strong results and created real shareholder value. It also increased its investments in its future and found new ways to better serve its clients and create growth. City National has emerged from a terrible recession with greater resources and opportunities than ever before. The results of the past two years have vividly demonstrated that City National has the right focus, values, business model, management team, capabilities and colleagues to serve its clients, shareholders and communities very well in the years ahead.

Thank you.



Russell Goldsmith
President and CEO
City National Corporation
Chairman and CEO
City National Bank



Bram Goldsmith
Chairman
City National Corporation

March 4, 2011

Condensed Consolidated Statements of Income

For the year ended December 31

Dollars in thousands, except per share data[1]	**2010**	2009	2008
Interest income	$ **830,196**	$ 709,077	$ 784,688
Interest expense	**99,871**	85,024	184,792
Net interest income	**730,325**	624,053	599,896
Provision for credit losses on loans and leases, excluding covered loans	**103,000**	285,000	127,000
Provision for losses on covered loans	**76,218**	–	–
Net interest income after provision	**551,107**	339,053	472,896
Noninterest income	**361,375**	292,197	266,984
Noninterest expense	**751,330**	581,087	587,763
Income before income taxes	**161,152**	50,163	152,117
Income taxes	**26,055**	(1,886)	41,783
Net income	$ **135,097**	$ 52,049	$ 110,334
Less: Net income attributable to noncontrolling interest	**3,920**	710	5,378
Net income attributable to City National Corporation	$ **131,177**	$ 51,339	$ 104,956
Less: Dividends and accretion on preferred stock	**5,702**	25,903	2,445
Net income available to common shareholders	$ **125,475**	$ 25,436	$ 102,511
Net income per common share, basic	$ **2.38**	$ 0.50	$ 2.12
Net income per common share, diluted	$ **2.36**	$ 0.50	$ 2.11
Shares used to compute net income per common share, basic	**51,992**	50,272	47,930
Shares used to compute net income per common share, diluted	**52,455**	50,421	48,196
Dividends per common share	$ **0.40**	$ 0.55	$ 1.92

Condensed Consolidated Balance Sheets

For the year ended December 31

Dollars in thousands	**2010**	2009
Assets		
Cash and cash equivalents	$ **434,689**	$ 812,926
Securities[2]	**5,976,072**	4,461,060
Loans, net[3]	**12,919,754**	13,710,236
Other assets	**2,022,603**	2,094,535
Total assets	$ **21,353,118**	$ 21,078,757
Liabilities and Equity		
Deposits	$ **18,176,862**	$ 17,379,448
Borrowings	**858,415**	1,438,635
Other liabilities and redeemable noncontrolling interest	**333,123**	247,910
Total liabilities and redeemable noncontrolling interest	**19,368,400**	19,065,993
Shareholders' equity	**1,959,579**	1,986,323
Noncontrolling interest	**25,139**	26,441
Total equity	**1,984,718**	2,012,764
Total liabilities and equity	$ **21,353,118**	$ 21,078,757

[1] *Certain prior period balances have been reclassified to conform to the current period presentation.*

[2] *Includes trading securities.*

[3] *Includes $1.8 billion and $1.9 billion of loans covered by a loss share agreement with the FDIC at December 31, 2010 and December 31, 2009, respectively.*

Condensed Consolidated Statements of Changes in Equity and Comprehensive Income

Dollars in thousands	For the year ended December 31 **2010**	2009
Beginning balance	$ **2,012,764**	$ 2,030,434
Net income[2]	**133,318**	53,506
Other comprehensive income, net of tax	**39,902**	44,973
Dividends and distributions to noncontrolling interest	**(2,141)**	(2,258)
Issuance of shares under share-based compensation plans	**22,334**	1,401
Issuance of common stock	**–**	119,629
Redemption of preferred stock	**(200,000)**	(200,000)
Repurchase of common stock warrant	**(18,500)**	–
Dividends on preferred and common stock	**(22,827)**	(47,365)
Other, net	**19,868**	12,444
Ending balance	$ **1,984,718**	$ 2,012,764

Condensed Consolidated Statements of Cash Flows

For the year ended December 31

Dollars in thousands[1]	**2010**	2009	2008
Cash Flows from Operating Activities			
Net income	$ **135,097**	$ 52,049	$ 110,334
Adjustments to net income	**444,912**	223,822	201,494
Net cash provided by operating activities	**580,009**	275,871	311,828
Cash Flows from Investing Activities			
Purchases and sales or maturities of securities, net	**(1,356,872)**	(1,790,017)	194,250
Loan originations, net of principal collections	**831,857**	35,504	(901,208)
Net cash acquired in acquisitions	**88,795**	453,719	–
Other, net	**52,290**	(18,259)	(39,434)
Net cash used in investing activities	**(383,930)**	(1,319,053)	(746,392)
Cash Flows from Financing Activities			
Net increase in deposits	**255,915**	2,614,128	829,619
Net decrease in borrowings	**(609,991)**	(1,051,100)	(733,664)
(Redemption) issuance of preferred stock	**(200,000)**	(200,000)	389,867
Issuance of common stock	**–**	119,929	–
(Repurchase) issuance of common stock warrant	**(18,500)**	–	10,133
Cash dividends paid	**(24,012)**	(48,338)	(92,886)
Other, net	**22,272**	(2,776)	1,691
Net cash (used in) provided by financing activities	**(574,316)**	1,431,843	404,760
Net (decrease) increase in cash and cash equivalents	**(378,237)**	388,661	(29,804)
Cash and cash equivalents at beginning of year	**812,926**	424,265	454,069
Cash and cash equivalents at end of year	$ **434,689**	$ 812,926	$ 424,265

[1] Certain prior period balances have been reclassified to conform to the current period presentation.

[2] Net income excludes net income (loss) attributable to redeemable noncontrolling interest of $1.8 million and ($1.5) million for the year ended December 31, 2010 and December 31, 2009, respectively.

Data on Common Stock

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2010			
March 31	$ 54.86	$ 45.81	$ 0.10
June 30	64.13	51.23	0.10
September 30	58.00	47.91	0.10
December 31	62.91	51.57	0.10
2009			
March 31	$ 47.76	$ 22.83	$ 0.25
June 30	44.14	31.87	0.10
September 30	43.80	33.13	0.10
December 31	47.32	36.59	0.10

Stockholder Return Graph

City National Corporation Total Return Performance


150
125
100
75
50
25
INDEX VALUE
City National Corporation
SNL Bank > $10B
S&P 500
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
		Period Ending				
City National Corporation	100.00	100.60	86.36	73.26	69.63	94.39
SNL Bank > $10B	100.00	117.48	91.44	50.36	50.28	56.38
S&P 500	100.00	115.79	122.16	76.96	97.33	111.99

Source: SNL Financial LC, Charlottesville, VA ©2011; www.snl.com. Standard & Poor's Web Site. Used with permission from standardandpoors.com.

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank >$10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2005, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2010, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated February 28, 2011, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
February 28, 2011

Form 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2010, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to investor_relations@cnb.com.

City National has provided in its Form 10-K for the year-ended December 31, 2010, (a) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2010, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and (b) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

Board of Directors

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Chairman
Accelrys, Inc.

Alison Davis
Chairman
LECG Corporation

Ashok Israni
President and Chairman
Pacifica Companies

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Warner Bros. Television Group

Peter M. Thomas
Managing Partner
Thomas & Mack Co. LLC

Robert H. Tuttle
Co-Managing Partner
Tuttle-Click Automotive Group

Kenneth Ziffren
Partner
Ziffren Brittenham LLP

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer

City National Bank and
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

George H. Benter, Jr.
Vice Chairman
City National Bank

Robert Brant
Executive Vice President
Northern California

Michael B. Cahill
Executive Vice President,
General Counsel and Secretary

City National Bank and
City National Corporation

James R. Daley
Executive Vice President
Treasury Services

Kevin P. Dunigan
Executive Vice President
Core Banking and
Orange County

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

Richard Gershen
Executive Vice President
Wealth Management

Martha Henderson
Executive Vice President
Entertainment

Robert M. Iritani
Executive Vice President
Specialty Banking

Marianne Lamutt
Executive Vice President
Human Resources

Gwen Miller
Executive Vice President
Private Client Services –
Los Angeles

Thomas R. Miller
Executive Vice President
Marketing

Michael Pagano
Executive Vice President
Private Client Services

John Pedersen
Executive Vice President
and Senior Risk
Management Officer

City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Banking and Investment
Services

Industry Specialties and Services

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Richard V. McCune, SVP
Team Manager
(917) 322-5200

Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

REAL ESTATE

Mark J. Forbes, EVP
Manager
(213) 673-8222

John Finnigan, SVP
Los Angeles
(213) 673-8888

Michael Kazemzadeh, SVP
Orange County
(949) 724-4180

Paige Serden, SVP
Los Angeles
(213) 673-8220

Robert Sherrard, SVP
Northern California
(650) 812-8315

SPECIALTY BANKING

Robert Iritani, EVP
Manager
(213) 673-9010

Agribusiness
Russ Gorman, SVP
(213) 673-8808

Corporate Banking
Steve Sloan, SVP
(213) 673-9011

Franchise Finance
David Sandoval, SVP
(213) 673-9026

International-Foreign Exchange
David Atkinson, SVP
(213) 673-8681

International-Interest Rate Derivatives
Bernard Tsui, SVP
(213) 673-8677

International Banking and Trade Finance
Steve Bash, SVP
(213) 673-8807

Municipal Finance
David Sandoval, SVP
(213) 673-9026

TREASURY SERVICES

James R. Daley, EVP
Manager
(213) 673-9494

Specialty Deposits
Phil Petrozzi, SVP
(213) 673-9411

Treasury Management
Ted Miller, SVP
(213) 673-9421

Treasury Management-Entertainment
Barbara Allen-Watkins, SVP
(310) 888-6011

SPECIALIZED SERVICES

Asset Based Lending
Belinda Gisbert, VP
(213) 673-8904

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

Equipment Leasing
David Maurer, SVP
(213) 673-8929

Small Business Administration (SBA)
James E. Wullschleger, SVP
(213) 673-8978

Technology Banking
Robert Brant, EVP
(415) 576-2775

WEALTH MANAGEMENT

Richard Gershen
Executive Vice President
(310) 888-6454

Mike Dowling
Senior Vice President
Personal Trust
(213) 673-8812

City National Asset Management
Bruce Simon
Senior Vice President and
Chief Investment Officer
(310) 888-6304

City National Securities, Inc. Member FINRA/SIPC
Michael Nunnelee
(800) 280-1464

Tom McNair
Senior Vice President
Retirement Services
(619) 645-6151

Convergent Capital Management LLC
Richard H. Adler
President and
Chief Executive Officer
(312) 444-6000

Convergent Wealth Advisors, LLC
Steve Lockshin
Chairman and
Chief Executive Officer
(301) 770-6300

Regional and Commercial Banking Centers

California

CENTURY CITY REGIONAL CENTER
2029 Century Park East
Los Angeles, 90067
(310) 282-7808◆

CITY NATIONAL CENTER BEVERLY HILLS
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6150◆

CITY NATIONAL PLAZA* LOS ANGELES
555 S. Flower St.
Los Angeles, 90071
(213) 673-8761◆
(213) 673-8740†

INLAND EMPIRE REGIONAL CENTER
3484 Central Ave.
Riverside, 92506
(951) 276-8865◆†

LONG BEACH REGIONAL CENTER
11 Golden Shore,
6th Floor
Long Beach, 90802
(562) 624-8664◆†

ONTARIO COMMERCIAL BANKING CENTER
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 476-7980†

ORANGE COUNTY REGIONAL CENTER
18111 Von Karman Ave.,
Suite 110
Irvine, 92612
(949) 223-4064◆
(949) 223-4060†

PALO ALTO REGIONAL CENTER
1 Palo Alto Square,
Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8345◆
(650) 812-8302†

SAN DIEGO REGIONAL CENTER
4275 Executive Square,
Suite 750
La Jolla, 92037
(858) 642-4924◆
(858) 642-4950†

SAN FERNANDO VALLEY REGIONAL CENTER
15260 Ventura Blvd.,
16th Floor
Sherman Oaks, 91403
(818) 382-1516◆†

SAN FRANCISCO REGIONAL CENTER
150 California St.
San Francisco, 94111
(415) 576-3897◆
(415) 576-2521†

SAN JOSE REGIONAL CENTER
244 Airport Parkway
San Jose, 95110
(408) 392-2103◆†

VENTURA COUNTY REGIONAL CENTER
500 Esplanade Dr.,
2nd Floor
Oxnard, 93036
(805) 981-2780†

WALNUT CREEK REGIONAL CENTER
2001 N. Main St.,
Suite 200
Walnut Creek, 94596
(925) 274-2775◆
(925) 274-5133†

Nevada

LAS VEGAS REGIONAL CENTER
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5966◆
(702) 952-4441†

NORTHERN NEVADA REGIONAL CENTER
5470 Kietzke Ln.
Reno, 89511
(775) 828-8126◆
(775) 828-8110†

New York

NEW YORK REGIONAL CENTER
400 Park Ave.,
7th Floor
New York, 10022
(917) 322-5200◆†

Branch Locations

California

ALAMEDA COUNTY

Fremont
2201 Walnut Ave.,
Suite 100
Fremont, 94538
(510) 574-1900

Oakland
2101 Webster St.
Oakland, 94612
(510) 287-3140

San Leandro
1100 San Leandro Blvd.,
Suite 100
San Leandro, 94577
(510) 347-3410

CONTRA COSTA COUNTY

Walnut Creek
2001 N. Main St.,
Suite 120
Walnut Creek, 94596
(925) 274-2740

LOS ANGELES COUNTY

Beverly Hills Main
City National Center
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6000

Beverly Hills / Wilshire
8641 Wilshire Blvd.
Beverly Hills, CA 90211
(310) 855-7940

Brentwood ■
11675 San Vicente Blvd.
Los Angeles, 90049

Burbank
3500 W. Olive Ave.,
Suite 100
Burbank, 91505
(818) 238-2400

Century City
1800 Century Park East
Los Angeles, 90067
(310) 888-6850

Century City
2029 Century Park East
Los Angeles, 90067
(310) 282-7800

Chatsworth
9400 Topanga Canyon Blvd.
Chatsworth, 91311
(818) 773-4440

City of Commerce
5601 E. Slauson Ave.
City of Commerce, 90040
(323) 838-4000

City of Industry
13191 Crossroads Pkwy. North
City of Industry, 91746
(562) 463-2000

Encino
16133 Ventura Blvd.
Encino, 91436
(818) 905-4100

Glendale
550 N. Brand Blvd.,
Suite 100
Glendale, 91203
(818) 265-5620

Long Beach
6265 E. Second St.
Long Beach, 90803
(562) 936-5800

Long Beach Main
11 Golden Shore
Long Beach, 90802
(562) 624-8600

Los Angeles Airport
6033 W. Century Blvd.
Los Angeles, 90045
(310) 342-4500

Los Angeles - Bunker Hill
355 S. Grand Ave.,
Suite 150
Los Angeles, 90071
(213) 253-4360

Los Angeles - Fairfax
6100 Wilshire Blvd.
Los Angeles, 90048
(323) 634-7200

Los Angeles Main
525 S. Flower St.
Los Angeles, 90071
(213) 673-9900

Los Angeles - Pershing Square
606 S. Olive St.
Los Angeles, 90014
(213) 347-2200

Manhattan Beach
2231 Rosecrans Ave.,
Suite A
El Segundo, CA 90245
(310) 536-4820

Pacific Palisades ■
1012 Swarthmore Ave.
Pacific Palisades, 90272

Pasadena
89 S. Lake Ave.
Pasadena, 91101
(626) 432-7100

Santa Monica
1620 26th St.
Santa Monica, 90404
(310) 264-2900

Sherman Oaks
15260 Ventura Blvd.
Sherman Oaks, 91403
(818) 382-1400

Studio City
12001 Ventura Pl.
Studio City, 91604
(818) 487-7500

Studio City
12515 Ventura Blvd.
Studio City, 91604
(818) 487-7500

Sun Valley
8012 Vineland Ave.
Sun Valley, 91352
(818) 252-3020

Torrance
3424 Carson St.
Torrance, 90503
(310) 793-5700

Universal City
4605 Lankershim Blvd.
North Hollywood, 91602
(818) 487-1040

Valencia
24200 Magic Mountain Pkwy.,
Suite 140
Valencia, 91355
(661) 291-3160

West Hollywood
9229 Sunset Blvd.
West Hollywood, 90069
(310) 888-6800

West Los Angeles
11500 W. Olympic Blvd.
Los Angeles, 90064
(310) 445-3640

Westwood
10889 Wilshire Blvd.
Los Angeles, 90024
(310) 888-6950

Woodland Hills
21800 Oxnard St.
Woodland Hills, 91367
(818) 227-4300

ORANGE COUNTY

Anaheim
2401 E. Katella Ave.,
Suite 150
Anaheim, 92806
(714) 704-4940

Costa Mesa
611 Anton Blvd.
Costa Mesa, 92626
(714) 966-3700

Irvine
9 Executive Circle
Irvine, 92614
(949) 862-7000

Irvine - Orange County Airport
18111 Von Karman Ave.,
Suite 100
Irvine, 92612
(949) 223-4000

* Corporate Headquarters ◆ Private Client Services † Commercial Banking Services ■ Opening Spring 2011

Irvine - South Orange County
20 Pacifica, Suite 100
Irvine, 92618
(949) 754-1500

La Palma
1 Centerpointe Dr.
La Palma, 90623
(714) 228-7700

Los Alamitos
5252 Katella Ave.
Los Alamitos, 90720
(562) 936-5840

Newport Center
500 Newport Center Dr.,
Suite 150
Newport Beach, 92660
(949) 718-4460

RIVERSIDE COUNTY

Riverside
3484 Central Ave.
Riverside, 92506
(951) 276-8800

SAN BERNARDINO COUNTY

Ontario
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 481-2460

SAN DIEGO COUNTY

Carlsbad
2011 Palomar Airport Rd.,
Suite 100
Carlsbad, 92011
(760) 918-2140

El Cajon
343 East Main Street
El Cajon, 92020
(619) 873-1920

Inland North County
13500 Evening Creek Drive N.,
Suite 100
San Diego, 92128
(858) 875-2030

La Jolla Village
7817 Ivanhoe Avenue,
Suite 100
La Jolla, 92037
(858) 332-1000

Mission Valley
8889 Rio San Diego Drive,
Suite 101
San Diego, 92108
(858) 875-2080

San Diego
501 W. Broadway,
Suite 100
San Diego, 92101
(619) 238-7460

Solana Beach
937 Lomas Santa Fe Drive
Solana Beach, 92075
(858) 509-2700

UTC - La Jolla
4275 Executive Square,
Suite 101
La Jolla, 92037
(858) 642-4900

SAN FRANCISCO COUNTY

San Francisco Main
150 California St.,
Suite 100
San Francisco, 94111
(415) 576-2700

San Francisco - Montgomery St.
100 Montgomery St.,
Suite 100
San Francisco, 94104
(415) 576-2400

San Francisco - 580 California
580 California St.
San Francisco, 94104
(415) 273-2260

SAN MATEO COUNTY

Burlingame
350 Primrose Rd.
Burlingame, 94010
(650) 696-6400

SANTA CLARA COUNTY

Palo Alto
1 Palo Alto Square,
Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8300

San Jose Airport
224 Airport Parkway
San Jose, 95110
(408) 392-2100

San Jose Main
1 Almaden Blvd.
San Jose, 95113
(408) 392-2150

VENTURA COUNTY

Camarillo
502 N. Las Posas Rd.
Camarillo, 93010
(805) 384-2100

Oxnard
500 Esplanade Dr.
Oxnard, 93036
(805) 981-2700

Ventura
1220 S. Victoria Ave.
Ventura, 93003
(805) 677-4200

Westlake Village
2655 Townsgate Rd.
Westlake Village, 91361
(805) 777-8740

Nevada

CARSON COUNTY

Carson City
1811 E. College Pkwy.
Carson City, 89706
(775) 885-1220

CLARK COUNTY

Cheyenne
4310 W. Cheyenne
North Las Vegas, 89032
(702) 968-3040

Green Valley
8475 South Eastern
Las Vegas, 89123
(702) 921-2100

Hughes Center
3883 Howard Hughes Pkwy.
Las Vegas, 89169
(702) 968-2240

North Summerlin
8531 W. Lake Mead Blvd.
Las Vegas, 89128
(702) 228-0531

Summerlin Centre
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5900

Tropicana
2320 E. Tropicana
Las Vegas, 89119
(702) 968-2350

Twain
6085 W. Twain Ave.
Las Vegas, 89103
(702) 948-1960

DOUGLAS COUNTY

Minden
1647 Highway 395
Minden, 89423
(775) 783-7000

WASHOE COUNTY

Reno
5470 Kietzke Ln.,
Suite 100
Reno, 89511
(775) 828-8090

New York

New York
400 Park Ave., 20th Floor
New York, 10022
(917) 322-5200

Times Square
120 West 45th Street,
16th Floor
New York, 10036
(212) 597-0100

City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071


CITY NATIONAL BANK
The way up.


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